United States
Securities and Exchange Commission
Washington, D.C. 20549

Form n-8a

Notification of registration filed pursuant to Section 8(a) of the Investment Company Act of 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:	Privacore VPC Asset Backed Credit Fund

Address of Principal Business Office (No. & Street, City, State, Zip Code):

c/o UMB Fund Services, Inc.
235 West Galena Street
Milwaukee, WI 53212

Telephone Number (including area code):

1-800-304-3863

Name and address of agent for service of process:

Sandhya Ganapathy, Esq.
Privacore VPC Asset Backed Credit Fund
c/o UMB Fund Services, Inc.
235 West Galena Street
Milwaukee, WI 53212

With copies to:

Nicole M. Runyan, P.C.

Pamela Poland Chen
Kirkland & Ellis LLP
601 Lexington Avenue

New York, New York 10022

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

Yes     ☒       No      ☐

Signatures

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification of registration to be duly signed on its behalf in the City of London in the United Kingdom on the 2nd day of May, 2025.

PRIVACORE VPC ASSET BACKED CREDIT FUND

By:	/s/ David Mehenny
	Name:	David Mehenny
	Title:	Trustee

Attest:

/s/ Kieran Murray
Name:	Kieran Murray
Title:	Secretary